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                                                                    Exhibit 99.1




                 DEFINED CONTRIBUTION DEFERRED COMPENSATION PLAN


AGREEMENT, made and entered into this 21st day of March, 2001, by and between Investors Capital Holdings, Ltd., a corporation organized under the laws of the Commonwealth of Massachusetts, having its principal place of business at Lynnfield, Massachusetts ("Employer") and Theodore E. Charles, of Gloucester, Massachusetts ("Executive").

WITNESSETH THAT:

WHEREAS, Employer employs Executive in the position of Chief Executive Officer;

WHEREAS, Executive has provided and continues to provide valuable services to Employer;

WHEREAS, the Board of Directors believes that it is in Employer's best interest to retain Executive's services; and

WHEREAS, Executive wishes to defer a portion of his current and future compensation and enter into an agreement that will provide him with compensation in the future.

NOW, THEREFORE, in consideration of the promises contained herein, and for other good and valuable consideration, receipt of which both parties hereby acknowledge, Employer and Executive mutually agree as follows:

                                    ARTICLE I

                                  CONTRIBUTIONS

A. Beginning on April 1, 2001 and continuing thereafter on or about the 1st day of each month ("Contribution Date"), Executive will defer and Employer will credit the sum of $8,333.33 ("Deferred Amount") to a deferred compensation account ("Deferred Account") established for Executive. Unless otherwise elected by Employer, no amount will be credited to the Deferred Account on or after any Contribution Date if Executive was not employed on a full-time basis during the entire period between Contribution Dates.

B. Deferred amounts will be invested in such assets, including single and/or joint life insurance policies, as Employer may select. To the extent feasible, Employer will confer with Executive prior to making or changing any investments, and Executive may, from time to time, submit investment recommendations to the Plan Administrator. This fact notwithstanding, Employer retains the right to make all investment decisions in its sole discretion. All such assets ("Account Assets") will be identified and allocated to the Deferred Account for the sole purpose of measuring the Deferred Account's value, and will remain part of Employer's general assets and subject to the claims of Employer's creditors. Deferred Account assets shall be valued at their fair market value without regard to any liens, security interests or loan, except for loans used to pay benefits pursuant to the terms of this Agreement. Any life insurance policy will be valued at its cash surrender value until a death benefit is payable, at which point the value of the

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Deferred Account will be based on the death benefit received by Employer rather than the policy's cash surrender value.

C. It is understood and agreed that Employer will have all right, title and interest in all assets used to measure the value of the Deferred Account, and that neither Executive nor any heirs, beneficiaries or creditors shall have any right, title or interest in any of Employer's assets as a result of this Agreement, whether or not the asset is used to measure the value of the Deferred Account. Employer is free to select the source of the payment of any benefits under this Agreement, without any obligation to use any particular asset or assets. At no time will the creditor status of Executive, or of any person or entity claiming benefits under this Agreement, be greater than that of an unsecured general creditor. This Agreement constitutes an unsecured promise by Employer to pay benefits. It is the intention of the parties that, in form, substance and operation, this Agreement will constitute an "unfunded" deferred compensation plan under the Employee Retirement Income Security Act of 1974, as amended, and the United States Internal Revenue Code of 1986, as amended.

                                   ARTICLE II

                               RETIREMENT BENEFIT

A. A retirement benefit will be paid upon Executive's retirement on or after attaining age sixty (60).

B. The Deferred Account will be paid either in a single payment, in cash or in kind, or in installments, over a period of ten (10) years. The first installment or single payment will be made thirty (30) days following the date of Executive's retirement.

C. No later than ninety (90) days prior to retiring, Executive may elect to have the Deferred Account paid in a single payment, in cash or in kind, or in installments,. If installment payments are elected, Executive must also choose one of the following installment options: (1) annual, (2) quarterly or (3) monthly. In default of Executive's election, Employer will elect the form of payment.

D. The amount of each installment shall be calculated as follows. For the first year of retirement, the value of the Deferred Account on the date of retirement shall be divided by ten (10) to determine the annual benefit ("Annual Benefit") for that year. On each respective yearly anniversary date of Executive's retirement, the divisor shall be reduced by one (1) to arrive at a particular year's Annual Benefit. As a result of this annual divisor reduction, the divisor for the last Annual Benefit will be one (1). To arrive at the amount of each installment, each year's Annual Benefit shall be divided by the number of installments for that year. This fact notwithstanding, the final installment payment shall equal the remaining balance of the Deferred Account.

E. If Executive dies before the Deferred Account has been paid in full, the single payment in cash or in kind, or if applicable, any remaining installments, will be made to Executive's designated beneficiary; or if there is no designated beneficiary, to Executive's estate.

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                                   ARTICLE III

                          PRE-RETIREMENT DEATH BENEFIT

A. A pre-retirement death benefit will be paid if Executive dies prior to retirement under Article II, provided Executive is employed by Employer at the time of his death.

B. The Deferred Account will be paid in a single payment or in installments over a period of ten (10) years. If the value of the Deferred Account is measured by a life insurance policy or policies insuring Executive's life, and a death benefit is payable as a result of Executive's death, the first installment or single payment will be made thirty (30) days following Employer's receipt of the life insurance death benefit. Otherwise, the first installment or single payment will be made thirty (30) days after Executive's death. Notwithstanding, the foregoing provisions of this Article, Employer will retain any benefit payable to Executive's estate until the appointment of an executor or administrator.

C. Executive may elect to have the Deferred Account paid in a single payment or installments. If installment payments are elected, Executive must also choose one of the following options: (1) annual, (2) quarterly or (3) monthly. In default of Executive's election, Employer will elect the form of payment.

D. The provisions of Article II shall apply to the calculation of each installment payable under this Article III, except that the value of the Deferred Account shall be calculated on the date of Executive's death with adjustments as provided in Article I, Section B, for life insurance death benefits.

E. Payments shall be made to Executive's designated beneficiary, or, if there is no designated beneficiary, to Executive's estate.

                                   ARTICLE IV

                            TERMINATION OF EMPLOYMENT

A. If Executive's employment terminates, other than as a result of death, prior to retiring as provided in Article II, Executive will be paid a termination of employment benefit equal to the total cumulative Deferred Amounts compounded at an average annual rate of eight percent (8.00%). If Executive's employment terminates as a result of death, no benefits will be paid under this Article IV.

B. Employer will pay the benefit under this Article IV in a single payment thirty (30) days following the date of termination.

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                                    ARTICLE V

                             HARDSHIP DISTRIBUTIONS

A. While employed by Employer, Executive may apply to the Plan Administrator for a hardship distribution. Any such distribution is subject to Employer's sole discretion, and can be made only for an unforeseeable emergency. The term "unforeseeable emergency" means a severe financial hardship to Executive or his dependents resulting from a sudden and unexpected illness or accident, loss of Executive's property due to a casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of circumstances beyond Executive's control. No payment will be made to the extent other options to relieve the hardship are reasonably available to Executive.

B. The value of the Deferred Account will be reduced by any such hardship distribution.

                                   ARTICLE VI

                                CLAIMS PROCEDURE

A. Executive or beneficiary ("Claimant"), or duly authorized representative, must file a claim for benefits with C. David Weller ("Plan Administrator"). Employer reserves the right to change the Plan Administrator from time to time, and will notify Executive of any such change.

B. If the claim is denied in whole or in part, written notice of the decision will be furnished to Claimant within a reasonable time after receipt of the claim. The notice will be prepared in a manner calculated to be understood by Claimant and will (1) state the specific reason or reasons for the denial; (2) refer specifically to the pertinent provisions of this Agreement on which the denial is based; (3) describe any additional material or information necessary for Claimant to perfect a claim and an explanation as to why such material or information is necessary; and (4) provide appropriate information as to the steps to be taken by Claimant if Claimant wishes to submit the claim for review.

C. A denied claim is appealable to Timothy B. Murphy ("Named Fiduciary") for review. Employer reserves the right to change the Named Fiduciary from time to time. Claimant, or Claimant's duly authorized representative, must request review in writing no later than sixty (60) days after receipt of notice of denial of the claim. Claimant, or Claimant's duly authorized representative, may review pertinent documents and submit issues and comments in writing. Named Fiduciary may, at his discretion, hold a hearing. Named Fiduciary will make a written decision promptly following receipt of the request for review. Absent special circumstances, this decision will be made no later than sixty (60) days following receipt of the request for review. The decision on review will include specific reasons for the decision and will be written in a manner calculated to be understood by Claimant. The decision will also include specific references to the pertinent provisions of this Agreement on which the decision is based.

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                                   ARTICLE VII

                                  MISCELLANEOUS

A. Neither Executive nor any beneficiary or creditor of Executive shall have any right or anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. In the event of an attempted assignment, alienation, sale, pledge or transfer, Employer shall have no further liability or responsibility for the payment of benefits hereunder.

B. The term "beneficiary" includes any person, trust or other entity, including the plural, last designated in writing by Executive and filed with Plan Administrator. Executive may revoke or change any beneficiary designation, in whole or in part, without the beneficiary's consent.

C. Named Fiduciary and Plan Administrator shall have the discretionary authority to interpret the terms of this Agreement.

D. This Agreement may be amended or revoked, in whole or in part, only by the written agreement of both Employer and Executive.

E. This Agreement is binding on the parties, as well as their beneficiaries, heirs and successors.

F. This Agreement will be executed in duplicate, with one copy retained by each party. Both copies shall be considered an original copy and together shall constitute one and the same Agreement.

G. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts.



INVESTORS CAPITAL HOLDINGS, LTD.


By:  /s/ TIMOTHY B. MURPHY              Date:    MARCH 21, 2001
     ---------------------                       --------------
     Timothy B. Murphy,
     Executive Vice President



/s/ THEODORE E. CHARLES                 Date:    MARCH 21, 2001
-----------------------                          --------------
Theodore E. Charles

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